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December 15, 2015

VIA HAND AND BY EDGAR

James Lopez

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Rite Aid Corporation

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2015

File No. 001-05742 (the “Preliminary Proxy Statement”)

Dear Mr. Lopez:

On behalf of our client, Rite Aid Corporation, a Delaware corporation (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of December 7, 2015 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. As discussed with the Staff, the Company proposes to make the changes described below, as set forth in the markup of the Preliminary Proxy Statement attached as Exhibit A, in the Definitive Proxy Statement that will be filed on Schedule 14A.

For the convenience of the Staff, the Company has restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Preliminary Proxy Statement. All references to page numbers and captions correspond to the page numbers and captions included in the Preliminary Proxy Statement.

James Lopez

Securities and Exchange Commission

December 15, 2015

Proposal 1: Adoption of the Merger Agreement, page 85

Comment No. 1

We note your statement that investors “are not third-party beneficiaries under the merger agreement and should not rely upon the representations, warranties, covenants and agreements…” Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response will revise the disclosure on page 85 of the Preliminary Proxy Statement as indicated in Exhibit A to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Comment No. 2

We note your statement that the representations and warranties were included for the purpose of allocating contractual risk “rather than to establish matters as facts” and that the merger agreement is described “only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Rite Aid…” Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and in response will revise the disclosure on page 85 of the Preliminary Proxy Statement as indicated in Exhibit A to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

* * * * *

In connection with our response to the Staff’s comments on behalf of the Company, the Company has provided in Exhibit B, in writing, a statement by the Company acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In order that the Special Meeting of Stockholders to which the proxy statement relates can be held as soon as practicable, the Company would like to have all comments resolved as soon as possible. Accordingly, your prompt review of the responses herein would be greatly appreciated.

Please contact the undersigned at 212-735-3207 should you require further information or have any questions.

Very truly yours,

/s/ Marie L. Gibson

Marie L. Gibson

cc:                                Ruairi Regan, Staff Attorney, Securities and Exchange Commission

John T. Standley, Chairman and Chief Executive Officer, Rite Aid Corporation

James J. Comitale, General Counsel, Rite Aid Corporation

Jeffrey M. Goldfarb, Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

Proposed Changes to Preliminary Proxy Statement (changes in redline)

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. We encourage you to read the merger agreement carefully in its entirety because this summary may not contain all the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.

The representations, warranties, covenants and agreements described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by Rite Aid, WBA and Merger Sub in connection with negotiating the terms of the merger agreement, including certain qualifications, limitations and supplemental information disclosed in the confidential disclosure schedules to the merger agreement. In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between Rite Aid, WBA and Merger Sub ~~rather than to establish matters as facts~~, and may be subject to standards of materiality applicable to such parties that differ from those generally applicable to investors. Investors and security holders are not third-party beneficiaries under the merger agreement and in reviewing the representations, warranties and covenants contained in the merger agreement or any description thereof in this summary, it is important to bear in mind that such ~~should not rely on the~~ representations, warranties, covenants and agreements or any descriptions ~~thereof~~ were not intended by the parties to the merger agreement to be~~as~~ characterizations of the actual state of facts or condition of Rite Aid, WBA and Merger Sub or any of their respective affiliates or businesses except as expressly stated in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. In addition, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Rite Aid, WBA and Merger Sub because the parties to the merger agreement may take certain actions that are either expressly permitted in the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and attached as Annex A hereto, with the intention of providing you with information regarding the terms of the merger~~only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Rite Aid or our business~~. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding Rite Aid and our business. Please see “Where You Can Find More Information” beginning on page 114.

EXHIBIT B

RITE AID CORPORATION

30 Hunter Lane

Camp Hill, Pennsylvania 17011

December 15, 2015

VIA HAND AND BY EDGAR

James Lopez

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Rite Aid Corporation

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2015

File No. 001-05742 (the “Preliminary Proxy Statement”)

Dear Mr. Lopez:

In connection with the Skadden, Arps, Slate, Meagher & Flom LLP comment response letter, dated December 15, 2015, filed on behalf of Rite Aid Corporation, a Delaware corporation (the “Company”), with the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on December 15, 2015, in response to the Staff’s letter of December 7, 2015 with respect to the Preliminary Proxy Statement, the Company is hereby acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

* * * * *

Please contact the undersigned at 717-730-7715 should you require further information or have any questions.

Very truly yours,

/s/ James J. Comitale

James J. Comitale

cc:                                Ruairi Regan, Staff Attorney, Securities and Exchange Commission

John T. Standley, Chairman and Chief Executive Officer, Rite Aid Corporation

Marie L. Gibson, Skadden, Arps, Slate, Meagher & Flom LLP

Jeffrey M. Goldfarb, Skadden, Arps, Slate, Meagher & Flom LLP